                                   PROSPECTUS
                                   ----------

                         SunGard/(R)/ Data Systems Inc.

                         467,079 Shares of Common Stock

  The shares offered hereby (the "Shares") consist of 467,079 shares of common stock, $.01 par value per share (the "Common Stock"), of SunGard Data Systems Inc., a Delaware corporation ("SunGard"), which are owned by the selling stockholders listed herein under "Selling Stockholders" (collectively, the "Selling Stockholders"). The Shares may be offered from time to time by the Selling Stockholders for a period not to exceed 60 days after the date of this Prospectus, except as may be extended by SunGard in accordance with the Registration Rights Agreement dated January 31, 1997 by and among GMI Software, Inc., an Illinois corporation ("GMI"), all the stockholders of GMI as of January 31, 1997 and SunGard (the "Registration Rights Agreement"). SunGard shall pay its own legal and accounting fees, all registration and filing fees attributable to the registration of the Shares, all legal fees and filing fees relating to state securities or "blue sky" filings, the filing fee payable to the New York Stock Exchange and all printing fees incurred in connection herewith. Each Selling Stockholder shall pay his, her or its own legal and accounting fees and any other expenses incurred by the Selling Stockholder. Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the Shares shall be borne by the Selling Stockholder selling such Shares. SunGard will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

  The Selling Stockholders have not advised SunGard of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the New York Stock Exchange at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Stockholders and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

  SunGard's Common Stock is traded on the New York Stock Exchange under the symbol "SDS." On December 19, 1997, the last reported closing price of the Common Stock was $27.375 per share.


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


                         -----------------------------

                The date of this Prospectus is December 22, 1997

                             Available Information


  SunGard has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act (the "Registration Statement") with respect to the registration of SunGard Common Stock owned by the Selling Stockholders. This Prospectus constitutes a part of the Registration Statement and, in accordance with the rules of the Commission, omits certain of the information contained in the Registration Statement. For such information, reference is made to the Registration Statement and the exhibits thereto.

  SunGard is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such materials and other information concerning SunGard can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is (http://www.sec.gov).

  This Prospectus incorporates by reference certain documents that are not presented herein or delivered herewith. SunGard hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all documents and information that have been incorporated by reference herein (not including exhibits thereto unless such exhibits are specifically incorporated by reference into the information incorporated herein). Such documents and information are available upon request from SunGard Data Systems Inc., 1285 Drummers Lane, Wayne, Pennsylvania 19087, Attention:
Investor Relations; telephone: (610) 341-8700.


                    Incorporation of Documents by Reference


  The following documents filed by SunGard (Commission File Number 1-12989) with the Commission are hereby incorporated by reference in this Prospectus: (1) SunGard's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (2) SunGard's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (3) SunGard's Current Report on Form 8-K filed with the Commission on October 27, 1997; (4) the unaudited pro forma financial information contained on pages 50-57 of SunGard's Registration Statement on Form S-4 (Registration No. 333-40053) which has an effective date of November 28, 1997; and (5) the description of SunGard Common Stock that is incorporated by reference in SunGard's Registration Statement on Form 8-A filed on May 14, 1997, including any amendments or reports filed for the purpose of updating such description.

  On October 17, 1997, SunGard entered into an agreement with Infinity Financial Technology, Inc., a Delaware corporation ("Infinity") (Commission File Number 0-21601) which provides that, subject to certain conditions, Infinity would merge with a wholly owned subsidiary of SunGard and thereby become a wholly owned subsidiary of SunGard. The following documents filed with the Commission by Infinity are incorporated by reference into this Prospectus: (1) the financial statements contained in Infinity's Annual Report on Form 10-K for the year ended December 31, 1996; and (2) the financial statements contained in Infinity's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

  All documents filed by SunGard pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

                                  THE COMPANY

  SunGard is a computer services and application software company.   SunGard is
a large specialized provider of proprietary investment support systems, is the pioneer and a leading provider of comprehensive computer disaster recovery services, and also provides proprietary healthcare information systems and other computer services. SunGard is a Delaware corporation that was organized in 1982. SunGard's principal executive offices are located at 1285 Drummers Lane, Wayne, Pennsylvania, 19087, and its telephone number is (610) 341-8700.

                                USE OF PROCEEDS

  SunGard will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

  The following table sets forth certain information as of the date of this Prospectus regarding the ownership of shares of SunGard Common Stock of each Selling Stockholder and as adjusted to give effect to the sale of the Shares offered hereby. All of the Shares being offered by the Selling Stockholders were acquired by them as a result of the acquisition by SunGard of GMI, the acquisition by SunGard of Med Data Systems, Inc. and the acquisition by SunGard ADS Associates, Inc. The Shares are being registered to permit public secondary trading in the Shares and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution."

                                                                        # OF SHARES      % OF SHARES
NAME OF SELLING              # OF SHARES OWNED      # OF SHARES BEING   OWNED AFTER      OWNED AFTER
STOCKHOLDER                  BEFORE THE OFFERING    OFFERED FOR SALE    THE OFFERING     THE OFFERING
-------------                -------------------    ----------------    ------------     ------------
The Restated Belkin                152,413               136,639            15,774            *
   Family Trust
Alan/1/ and Karen                    1,523                 1,523                 0            *
   Belkin Jt Ten
Jeffrey R. Belkin                   37,116                33,404             3,712            *
Stephen E. Belkin/2/                37,116                33,404             3,712            *
Board of Regents of the              7,410                 3,810             3,600            *
 University of Texas System
Peter T. Coyle                       5,482                 4,862               620            *
J. Jeffrey Geldermann/3/           502,208                94,000           408,208            *
William F. Geldermann               39,650                25,000            14,650            *
Jean R. Hicks                       39,052                15,000            24,052            *
Robert P. Murtaugh/4/              501,608                94,000           407,608            *
David L. Rosenbaum                  11,598                10,438             1,160            *
Silicon Valley Bancshares           14,999                14,999                 0            *

--------------------
   *Less than one (1) percent of the outstanding Common Stock of SunGard.

   /1/Mr. Alan Belkin is President - Med Data Systems, Inc, a wholly-owned subsidiary of SunGard.

   /2/Mr. Stephen E. Belkin is Vice President - Product Development - Med Data Systems, Inc., a wholly-owned subsidiary of SunGard.

  /3/Mr. Geldermann is Vice Chairman - SunGard Futures Systems, a division of SunGard Systems International Inc., a wholly-owned subsidiary of SunGard.

  /4/Mr. Murtaugh is Vice Chairman - SunGard Futures Systems, a division of SunGard Systems International Inc., a wholly-owned subsidiary of SunGard.

                              PLAN OF DISTRIBUTION

  The Shares offered hereby by the Selling Stockholders may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in one or more transactions on the New York Stock Exchange (which may involve block transactions), in special offerings, in negotiated transactions, or otherwise, at prices and at terms then prevailing, at prices rated to such prevailing market prices, or at negotiated prices. In effecting sales, Selling Stockholders may engage one or more brokers or dealers to act as principal or agent in making such sales. Such brokers or dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this Prospectus.

  Upon SunGard being notified by a Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of Shares involved, (c) the price at which such Shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,
(e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

  The Registration Statement shall remain effective until the earlier of (i) the date on which all of the Shares included in the Registration Statement have been distributed to the public and (ii) 60 days after the Registration Statement is first declared effective by the Commission, except as may be extended by SunGard in accordance with the Registration Rights Agreement.

  SunGard shall pay its own legal and accounting fees, all registration and filing fees attributable to the registration of the Shares, all legal fees and filing fees relating to state securities or "blue sky" filings, the filing fee payable to the New York Stock Exchange and all printing fees incurred in connection herewith. Each Selling Stockholder shall pay his, her or its own legal and accounting fees and any other expenses incurred by the Selling Stockholder. Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the Shares shall be borne by the Selling Stockholder selling such Shares.

  SunGard has agreed to indemnify the Selling Stockholders in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act. Each Selling Stockholder has agreed to indemnify SunGard and its directors, and its officers who sign the Registration Statement against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL OPINION

  Lawrence A. Gross, Esquire, who prepared the opinion attached as Exhibit 5.1 as to the legality of the Shares registered hereby, is Vice President and General Counsel of SunGard, and, as of the date hereof, beneficially owns 25,312 shares of SunGard's Common Stock.

                                    EXPERTS

  The consolidated balance sheets of SunGard and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996 have been incorporated by reference in this Prospectus and in the

Registration Statement in reliance upon the report of Coopers & Lybrand LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated financial statements and schedule of Infinity and subsidiaries appearing in Infinity's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and are incorporated herein by reference in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

================================================================================


     No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by SunGard or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of SunGard or that information contained herein is correct as of any time subsequent to the date hereof.



                                ---------------



                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information.....................................................     2
Incorporation of Documents
   by Reference...........................................................     2
The Company...............................................................     3
Use of Proceeds...........................................................     3
Selling Stockholders......................................................     4
Plan of Distribution......................................................     5
Legal Opinion.............................................................     5
Experts...................................................................     5

================================================================================


================================================================================



                                467,079 Shares



                           SunGard Data Systems Inc.





                                 Common Stock



                                ---------------

                                  PROSPECTUS

                                ---------------





                               December 22, 1997


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                                       7